Daniel V. Gulino Senior Vice President and General Counsel

June 28, 2010

VIA EDGAR AND FACSIMILE NO. (703) 813-6982

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Ridgewood Energy A-1 Fund, LLC Registration Statement on Form 10-12G Filed February 18, 2010 File No. 0-53895

Dear Ms. McNeil, Mr. Levenberg and Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood Energy” or the “Manager”), as the manager of Ridgewood Energy A-1 Fund, LLC (the “Fund”), submits this response to the May 14, 2010 comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the above-referenced filing (the “Registration Statement”) on behalf of the Fund.  An amendment to the Registration Statement on Form 10-12G/A, which reflects revisions made to the Registration Statement in response to Staff comments, is being filed with the SEC via EDGAR concurrent herewith (the “Amendment”).

Some of the Staff’s comments required a response in this letter but did not require any corresponding change to the Registration Statement.  With respect to such comments, the Fund’s response is contained in this letter.  To the extent that a change is reflected in the Amendment in response to a Staff comment, reference to the revised disclosure, and its location in the Amendment, is made in the response to such comment. If no change was made, or if we disagreed with a Staff comment, it is noted in our response with appropriate explanation or justification.  In addition, we have submitted marked copies of the Amendment to highlight the changes made in response to the Comment Letter.  References herein to the “Prior Response Letter” refer to the letter dated April 6, 2010 from the Manager to the Staff setting forth the Fund’s responses to the Staff’s comments contained in the comment letter from the Staff dated March 19, 2010.

14 Philips Parkway, Montvale, New Jersey 07645-1811 ●  T: (201) 447-9000  ●  F: (201) 447-0474
  www.ridgewoodenergy.com

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
June 28, 2010

This letter and the Amendment are being filed via EDGAR on June 28, 2010.

Our responses to the Staff’s comments are set forth below:

General

1.             SEC Comment.      We note your responses to prior comments 2, and 4 through 11 from our comment letter dated March 19, 2010, and we hereby reissue each of those comments.  Please promptly amend the Form 10 to give effect to those comments as well as to the following comments.  In your letter of response, indicate where the responsive disclosure to each of prior comments 2, and 4 through 11 and the following comments may be found in the marked version of the amended Form 10 you provide.

Response.    In response to the Staff’s request, the Amendment being filed by the Fund with the SEC contains responses to Staff comments contained in the Comment Letter, and the responses set forth in this letter cross-reference the places where the responsive disclosure may be found in the Amendment.

A.            Prior SEC Comment No. 2.  Please provide in the “Business” section of your next filing complete organizational charts which clearly delineate the ownership structure, including respective percentage ownership, of the Ridgewood Energy Corporation companies and all affiliated entities.

Response to Prior SEC Comment No. 2.      We have included an organizational chart under the “Business” section on page 2 of the Amendment.

B.            Prior SEC Comment No. 4.       Explain further the business model and philosophy the Manager has used in creating and operating these funds, and discuss the importance (if any) to the target investors of potentially generating losses for tax purposes.

Response to Prior SEC Comment No. 4.     We reiterate our response to Comment No. 4 contained in the Prior Response Letter and have included on page 3 of the Amendment under the heading “Business Strategy” further information regarding the Manager’s business model and philosophy in creating and operating the funds that it manages.

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
June 28, 2010

Conflicts of Interest, page 6

C.            Prior SEC Comment No. 5.    Expand your disclosure to discuss briefly the “procedures and guidelines” the Manager has in place with regard to conflicts.  We note the statement that neither the Fund nor the Manager “has adopted specific and formal policies” in that regard.

Response to Prior SEC Comment No. 5.  The Manager does not have any formally adopted policies for handling conflicts.  However, when actions are required, they are dictated by and governed by informal procedures and guidelines used by the Manager in light of its fiduciary obligations to all parties subject to the conflict.  Making determinations as a fiduciary for more than one fund requires consideration of the specific facts and circumstances.  What may be a proper resolution of a conflict at one time for a certain fund under given facts may not be the best solution for different fund under similar circumstances. The Manager has fiduciary obligations to all funds involved in a conflict and acts accordingly with prudence and due care. The primary conflict arises during the allocation of “new” projects among the energy programs sponsored by the Manager. Generally, the Manager seeks to utilize the oldest capital first by placing projects (or a percentage thereof) with the older energy funds that may have unallocated capital, taking into account the amount of capital needed to make the investment in the project. Certain other factors, including that energy fund’s existing projects, their location, depth, and operator, are also considered when placing projects. We have included additional information regarding conflicts and our conflict resolution approach regarding such conflicts on page 8 of the Amendment.

Competition, page 7

D.            Prior SEC Comment No. 6.   Provide us with supplemental support for the assertion that “Ridgewood Energy is one of the most active exploration and production participants in the Gulf of Mexico”.  To the extent that you rely on a published report in that regard, please provide us with a copy that has been highlighted with corresponding key to indicate where support for this assertion may be found.

Response to Prior SEC Comment No. 6.  The assertion is not based on any published report.  We believe that the statement is accurate based upon the number of such projects we participate in, and the related development experience of, the Manager.  We have revised this statement on page 9 of the Amendment to provide that “Ridgewood Energy is an active exploration and production participant in the Gulf of Mexico.”

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
June 28, 2010

Security Ownership of Certain Beneficial Owners and Management, page 13

E.             Prior SEC Comment No. 7. To eliminate the potential for misinterpretation, revise to show the ownership without the “.000” level of detail; in other words, show that Mr. Swanson owns only one share.

Response to Prior SEC Comment No. 7.  We have revised Mr. Swanson’s ownership in the Security Ownership of Certain Beneficial Owners and Management table on page 12 of the Amendment to reflect the number of Shares owned without the “.000” level of detail.

Directors and Executive Officers, page 14

F.             Prior SEC Comment No. 8.  If true, revise to make clear that the listed individuals have responsibilities with a large number of funds, identifying in each sketch all the funds and the individual’s positions with each specific entity listed.

Response to Prior SEC Comment No. 8.  All of the funds managed by the Manager are served by common executive officers.  All such executive officers serve in the same capacities with respect to each fund.  The names of the executive officers and the capacities in which they serve with the Fund are set forth under Item 5. Directors and Executive Officers, on page 14 of the Registration Statement.  We have revised the Registration Statement on pages 12 and 13 of the Amendment to indicate in the biographical information with respect to each listed individual that such person serves in the same capacity with all active energy funds currently managed by Ridgewood Energy.  Such biographical information also identifies the executive officers of the Fund who also serve as officers of affiliated management companies and indicates the name of the affiliated management company and the capacity in which the executive officer serves such company.

G.            Prior SEC Comment No. 9. Also disclose what percentage of their professional time each listed individual anticipates devoting specifically to the business of the Fund.  If the amount cannot be precisely provided but is likely to be less than a given percentage, provide a good faith estimate and disclose the likely ceiling.

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
June 28, 2010

Response to Prior SEC Comment No. 9.  As indicated in our response to Comment No. 9 contained in the Prior Response Letter, it is not possible to assess the percentage of professional time each listed individual anticipates devoting specifically to the business of the Fund.  The executive officers of the Fund are also executive officers of the Manager as well as other energy investment programs sponsored by the Manager. In certain instances, and as disclosed in the biographical information, some executive officers also serve as officers of affiliated management companies.  These executive officers, as well as all other employees of the Manager, do not keep and maintain time records by fund.  They devote and divide their time among all the funds sponsored by the Manager, and those of affiliates, when and as needed.  The Fund, like the other energy funds managed by the Manager, is charged a flat management fee intended to cover the costs to the Manager of maintaining the staff which services the Fund, as well as the other funds sponsored by the Manager. This management fee was disclosed to investors in the offering materials and can not be increased without their vote, although on occasion the Manager has waived this management fee. Therefore, given the nature of the management fee, keeping and maintaining time records serves no useful purpose.    A managed fund is required to pay its contractual management fee regardless of the amount of time that the Manager’s executive officers and employees devoted to that fund during the relevant period.

H.            Prior SEC Comment No. 10. If Mr. Lang did not join the Fund immediately upon leaving service with BP, disclose in greater detail his professional activities over the past five years, including all positions held during the period.

Response to Prior SEC Comment No. 10. On page 13 of the Amendment, we disclose that (i) after twenty-four years of service with BP, Mr. Lang retired and took fifteen months of personal time to pursue and explore other interests, (ii) during his career with BP, Mr. Lang held numerous leadership positions (listing each such position held during the past five years), and immediately prior to leaving BP, he served as Senior Vice President of BP’s Gulf of Mexico business, and (iii) Mr. Lang joined the Fund in June, 2009.

Description of the Registrant’s Securities to be Registered, page 16

I.             Prior SEC Comment No. 11.  If the “time” and “manner” determined by the Manager could result in a delayed conversion into Limited Liability Shares until after such time as the Investor GP Shares would otherwise “automatically” covert, revise to explain that possibility in necessary detail.  In the alternative, revise to specify that the “time” and “manner” would refer only to a pre-automatic conversion, and explain in greater detail the circumstances that may give rise to such a time and manner conversion.

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
June 28, 2010

Response to Prior SEC Comment No. 11.  As indicated in the Registration Statement, the Investor GP Shares will be automatically converted into Limited Liability Shares when drilling activities of the Fund that generate tax deductions based on drilling costs are completed.  Because the conversion is automatic, the Manager does not have the ability to delay conversion of the Investor GP Shares once the drilling activities of the Fund are completed.  However, the “time” and “manner” determination by the Manager provides for flexibility to make the conversion earlier if, for example, future legislation makes the use of tax deductions unavailable but yet does not diminish the potential liability of Investor GP Shares.  In such a circumstance, even though the Fund’s drilling activities may not yet be completed, the Manager could convert the Investor GP Shares into Limited Liability Shares on an earlier timetable. We have revised this disclosure accordingly on page 13 of the Amendment.

2.             SEC Comment.     We note your response to our prior comment 2, but no such revisions were made.  Please provide the charts that prior comment 2 requested in the “Business” section of the amended Form 10 and, as applicable, in future filings.

Response.   As indicated in “Response to Prior SEC Comment No. 2” above, we have included an organizational chart under the “Business” section on page 2 of the Amendment and will provide such information in future filings to the extent applicable.

3.             SEC Comment.     Provide in the amended Form 10 all the information that you included in response to prior comment 4.

Response.     We refer you to “Response to Prior SEC Comment No. 4” above.

4.             SEC Comment. With regard to prior comment 8, you need not list all organizations in each individual sketch if the disclosure is clear.  For example, you could list all the applicable organizations immediately prior to the sketches and then reference the list.

Response.        We refer you to “Response to Prior SEC Comment No. 8” above.

5.             SEC Comment.    Insofar as you list 27 funds, it appears likely that the listed individuals would devote on average no more than four or five percent of their professional time to the business of the Fund.  In that regard, we note also your response to prior comment 5 regarding the use of “oldest capital first.”  We refer you to prior comment 9.

Response.   We refer you to “Response to Prior SEC Comment No. 9” above.

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
June 28, 2010

6.             SEC Comment.  With regard to prior comment 10, please provide a discussion covering the past five years, including positions held during that period.

Response.      We refer you to “Response to Prior SEC Comment No. 10” above.

7.            SEC Comment.  In the revised disclosure you provide in response to prior comment 11, clarify whether the Manager has the ability to delay conversion, notwithstanding the absence of its intention to do so at the present time.

Response.     We refer you to “Response to Prior SEC Comment No. 11” above.

* * * * *

Attached is a written statement from the Fund to the SEC acknowledging that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.

Very truly yours,

Daniel V. Gulino

ACKNOWLEDGEMENT

   In connection with the response of Ridgewood Energy A-1 Fund, LLC (the “Fund”), to the letter from the Securities and Exchange Commission (the “Commission”), dated June 28, 2010, acknowledge as follows:

•	The Fund is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes in the disclosures made in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of June 28, 2010.

RIDGEWOOD ENERGY A-1 FUND, LLC

By:
Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel